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                                    Contact:        Paul B. Luke
                                                    Senior Vice President/CFO
                                                    T&W Financial Corp.
                                                    (253) 922-5164, ext. 308

                                                    Linda Press/Steve Hawkins
                                                    Sitrick And Company
                                                    (310) 788-2850


FOR IMMEDIATE RELEASE


          T&W TO MAKE PRIVATE OFFERING OF $100 MILLION IN SENIOR NOTES

                    Funds to be Used for Company's Expansion

TACOMA, WASHINGTON, AUGUST 5, 1998 -- T&W FINANCIAL CORPORATION (NASDAQ: TWFC) announced today that it proposes to make a private offering of approximately $100 million of senior notes pursuant to the provisions of Rule 144A and Regulation S.

        The Company anticipates making the offering in September and using the proceeds to finance the expansion of its business.

        Based in Tacoma, Washington, and founded in 1976, T&W Financial Corporation is a specialty commercial finance company. It provides equipment leasing, focusing primarily on the "small ticket" sector of the market, which are leases less than $250,000. Its customers are small- to medium-sized independent businesses throughout the U.S. and Canada.

        This release contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. T&W undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances. Readers should also carefully review the risk factors described in documents T&W files from time to time with the Securities and Exchange Commission.